TSX-V: EPZ

www.esperanzasilver.com

NEWS RELEASE

Cerro Jumil: Calabazas Zone Continues to Grow

Vancouver, B.C., March 9, 2010: Esperanza Silver Corp. (EPZ) announces the results of its on-going drilling campaign at its 100% owned Cerro Jumil gold project in Morelos State, Mexico. Highlights of the drill results include:

·

Drill Hole RCHE-09-127 intersected 33 meters containing 2.053 grams of gold per tonne including a 16.5 meter interval containing 2.92 grams gold per tonne.

·

Drill Hole RCHE-09-117 intersected 48.0 meters containing 0.97 grams gold per tonne including a 6 meter interval containing 2.35 grams gold per tonne.

·

Drill Hole RCHE-09-129 intersected 33.0 meters containing 1.07 grams of gold and a separate interval7.5 meters containing 1.13 grams of gold per tonne.

Complete results are in the accompanying table.

Bill Pincus, Esperanza’s President and CEO, commenting upon the drill results said, “The new drill results are exciting and support the deposit model our geologists have developed. Of special interest is the presence of multiple zones of mineralization in many of the drill holes. The current drill program is evaluating areas of the Las Calabazas and Southeast zones where limited or no previous drilling had been completed. We are pleased with the results so far and anticipate that we will continue to add to or upgrade our resource base as drilling continues in this area. This phase of drilling should be finished by early summer and a revised resource estimate will be completed shortly thereafter. One of the great advantages we have is that the gold deposit is exposed on surface. This provides easy access for metallurgical sampling. Concurrent with the on-going drill program we are selecting sites for bulk metallurgical samples. A comprehensive series of advanced tests have been planned by our consulting metallurgist and will begin once final sample locations are defined.”

The drilling at Cerro Jumil is a part of a comprehensive work program recommended by the 2009 Preliminary Economic Assessment and is designed to move the project to the full feasibility level as rapidly as possible. Additional work planned for 2010 in addition to the advanced metallurgical testing includes, geotechnical analysis, environmental baseline data collection and other efforts required to advance the project.

Esperanza also has an active community relations program and has been working effectively with the local stakeholders as the project advances. This effort is key to the success of the project.

Cerro Jumil RC Holes - Phase 4
Hole	From (meters)	To (meters)	Interval Length	Grade (grams Au/tonne)
RCHE-10-117	40.5	88.5	48.0	0.971
includes	51.0	57.0	6.0	2.348
RCHE-10-118	0.0	9.0	9.0	0.781
RCHE-10-118	16.5	33.0	16.5	0.725
RCHE-10-118	45.0	55.5	10.5	1.087
RCHE-10-118	63.0	70.5	7.5	1.566
RCHE-10-118	124.5	139.5	15.0	1.170
RCHE-10-119	42.0	87.0	45.0	0.475
RCHE-10-120	4.5	12.0	7.5	1.202
RCHE-10-120	54.0	81.0	27.0	0.741
RCHE-10-120	87.0	123.0	36.0	0.660
includes	96.0	105.0	9.0	1.265
RCHE-10-120	141.0	148.5	7.5	0.678
RCHE-10-121*	1.5	30.0	27.0	0.832
includes	7.5	19.5	10.5	1.125
RCHE-10-121	69.0	81.0	12.0	0.678
RCHE-10-122	46.5	66.0	19.5	1.245
RCHE-10-123	30.0	46.5	16.5	1.374
RCHE-10-124	27.0	51.0	24.0	0.949
includes	31.5	40.5	9.0	1.438
RCHE-10-125	1.5	22.5	21.0	0.665
RCHE-10-126	0.0	75.0	75.0	0.718
includes	30.0	43.5	13.5	1.428
RCHE-10-127	36.0	51.0	15.0	0.860
RCHE-10-127	85.5	118.5	33.0	2.053
includes	100.5	117.0	16.5	2.924
RCHE-10-128	120.0	144.0	24.0	0.917
includes	121.5	130.5	9.0	1.703
RCHE-10-129	43.5	51.0	7.5	1.127
RCHE-10-129	60.0	93.0	33.0	1.069
RCHE-10-130	85.5	105.0	19.5	0.765
includes	94.5	102.0	7.5	1.118
RCHE-10-131	28.5	54.0	25.5	0.343
RCHE-10-132	90.0	102.0	12.0	1.543
RCHE-10-133	73.5	88.5	15.0	1.348
RCHE-10-134	40.5	61.5	21.0	1.060
includes	49.5	61.5	12.0	1.453

*RCHE-09-121– The interval from 1.5 to 30 (28.5 meters) contained a 1.5 meter interval where no material was recovered and therefore was not included in the interval reported (27 meters).

About Esperanza

Esperanza is a gold and silver company focused on advancing the development of its two principal properties: the 100%-owned Cerro Jumil gold project in Morelos State, Mexico and the San Luis gold and silver joint venture in Peru. It also holds an extensive portfolio of exploration properties in Mexico and Peru.

QUALIFIED PERSON: William Bond, M.Sc., Geol. and Vice President of Exploration, Esperanza Silver Corp. is the Qualified Person (QP) under NI 43-101 responsible for the Cerro Jumil exploration program. He has verified the drill results and other data disclosed in this news release, including sampling, analytical and test data. Field work has been conducted under his supervision. All samples were submitted to ALS Chemex laboratories for analysis in Vancouver, Canada. Gold samples were analyzed by fire assay and atomic absorbtion spectroscopy with a 30 g nominal sample weight. Silver is analyzed by induction coupled plasma – atomic emission spectroscopy (ICP -AES). A description of quality control and quality assurance protocols can be found at http://www.esperanzasilver.com/protocols.php.

SAFE HARBOR: Some statements in this release are forward-looking in nature. The United States Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements. Such statements include statements as to the potential of the Cerro Jumil property, the ability to finance further exploration, permit drilling and other exploration work, and the availability of drill rigs. The forward-looking statements involve risks and uncertainties and other factors that could cause actual results to differ materially, including those relating to exploration and bringing properties into production. Please refer to a discussion of some of these and other risk factors in Esperanza’s Form 20-F filed with the U. S. Securities and Exchange Commission. The forward-looking statements contained in this document constitute managements’ current estimates as of the date of this release with respect to the matters covered herein. Esperanza expects that these forward-looking statements will change as new information is received and that actual results will vary, possibly in material ways. Forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For these reasons, investors should not place undue reliance on forward-looking statements.

RESOURCES: The terms "measured resource", "indicated resource" and "inferred resource" used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council as may be amended from time to time by the CIM. Mineral resources that are not mineral reserves do not have demonstrated economic viability. We advise U. S. investors that while such terms are recognized and permitted under Canadian regulations, the SEC does not recognize them. U. S. investors are cautioned not to assume that any part or all of the mineral deposits in the measured, indicated, and inferred categories will be converted into reserves.

Esperanza Silver Corp

Bill Pincus, President and CEO

Toll free: (866) 890 5509

info@esperanzasilver.com

www.esperanzasilver.com

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada
accepts responsibility for the adequacy or accuracy of this release.